Exhibit 99.1

New Century Logistics and Soradynamics Inc have reached a strategic partnership, Introducing an innovative in-vehicle drone logistics system to reshape the last mile delivery in the United States

Hong Kong, China, May 07, 2025 - On May 1, 2025, Hong Kong ——, a leading logistics solutions provider in Hong Kong, New Century Logistics (BVI) Limited (hereinafter referred to as “New Century”) announced today that it has signed a Memorandum of Understanding (MOU) with Japanese advanced technology company Soradynamics Inc to jointly develop and deploy an innovative in-vehicle drone logistics system (“Micro-Hub System”). This collaboration aims to address the long-standing core pain points of high last-mile delivery costs and labor shortages in the U.S. logistics industry through technological empowerment, driving an efficiency revolution in the sector.

Drive industry change with technology and address the core challenges of logistics

According to Soradynamics Inc’s estimates, the last-mile delivery cost in the United States accounts for nearly 30% of total logistics costs, and the truck driver shortage continues to grow, exceeding 80,000 in 2023. New Century’s newly launched Micro-Hub System integrates vehicle-mounted drone nests, six-axis robot automatic battery swapping, and cargo handling technology to achieve full automation and intelligence throughout the logistics process. The system is designed with a modular approach, allowing for rapid deployment without major modifications to vehicle structures, significantly reducing the initial investment threshold for small and medium-sized logistics companies.

Strong cooperation to accelerate the implementation of technology

Soradynamics Inc, as a leader in the field of drone solutions in Japan, has provided core technology solutions to the Fire and Disaster Management Agency, Ministry of Land, Infrastructure and Transport of Japan and SoftBank Corp. In this cooperation, both parties will combine New Century’s global logistics network with Soradynamics’s modular technology advantages,

Develop systems with the following functions:

Intelligent UAV nest design: support automatic take-off and landing of UAV, and seamlessly integrate with the vehicle through sliding structure;

Six-axis robot cooperative operation: realize automatic battery replacement and cargo loading of UAV, reduce the dependence on manual;

Multi-robot collaboration and scalability: support multiple drones to work at the same time.

Efficiency and cost are improved to enable sustainable growth

According to Soradynamics Inc, Micro-Hub System can reduce the last mile delivery cost by more than 50% per kilometer, reduce customer complaint rate by more than 80%, and increase order processing capacity by more than 2.5 times.

New Century CEO Ngan Ching Shun stated: “The in-vehicle drone system is highly suitable for small and medium-sized logistics companies, with low initial investment and high scalability. It also meets the rapid and flexible deployment needs of New Century in the U.S. and even the global market. This collaboration is not only a technological breakthrough but also an investment in the future of the logistics industry. We believe that after careful evaluation, through intelligent solutions, New Century will redefine efficient and sustainable logistics networks.”

Soradynamics Inc Director Hirotaka Kuroki stressed: “The partnership with New Century demonstrates our shared vision for technology implementation. Our system will help our customers respond quickly to demand in complex environments and gain a head start in the market.”

Expand the service network and reach new markets

The deployment of Micro-Hub System will help New Century break geographical limitations, covering remote and suburban markets that traditional vehicles struggle to serve efficiently, with an expanded coverage radius of up to 40KM, meeting the urgent need for fast and economical delivery in these areas. The system can also seamlessly integrate with existing logistics infrastructure, providing flexible support for high-frequency delivery scenarios such as e-commerce and healthcare.

About New Century Logistics

New Century Logistics (BVI) Limited is headquartered in Hong Kong and focuses on providing innovative logistics solutions to customers around the world. With a technology-driven strategy, the company continues to drive the intelligent upgrade of supply chain, and its business covers major markets in North America, Europe and Asia.

New Century will further deepen the integrated application of artificial intelligence, automation, and drone technology. The company plans to consolidate its industry leadership through expanding its technological ecosystem, penetrating emerging markets, innovating green logistics, and focusing on customer value. New Century will continue to invest in research and development, driving the logistics industry’s paradigm shift from “labor-intensive” to “technology-intensive,” redefining an efficient and sustainable future for logistics.

This press release contains forward-looking statements, and the actual results may vary due to technological implementation and changes in the market environment. The data cited is based on internal measurement and industry research, and the specific results are subject to actual operations.

Contact:

ir@nclogistics.com.hk

New Century Logistics (BVI) Ltd

A-E 33/F King Palace Plaza

55 King Yip Street

Kwun Tong Hong Kong

www.nclogistics.com.hk